SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                               (Amendment No. 1)*
                    Under the Securities Exchange Act of 1934

                              Liberate Technologies
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    530129105
                                 (CUSIP Number)

                                 David Lockwood
                              Liberate Technologies
                                2 Circle Star Way
                        San Carlos, California 94020-6200
                                 (650) 751-4545
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 14, 2003
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),
check the following box        [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 23 Pages)

CUSIP No. 530129105                13D/A                  Page 2 of 23 pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                David Lockwood
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            PF, SC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States Citizen
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                3,861,367.67
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                8,225,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                3,861,367.67
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                8,225,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               12,087,067.67
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY
            AMOUNT IN ROW (11)
                                                  11.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                   IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 530129105                    13D/A               Page 3 of 23 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                         Lockwood Fund LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        8,225,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        8,225,700
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                        8,225,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                          7.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                   OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 530129105                    13D/A               Page 4 of 23 Pages

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                         Lockwood Capital Advisors LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                         0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 8,225,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                         0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 8,225,700
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 8,225,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   7.6%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                        OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 530129105                  13D/A                 Page 5 of 23 Pages

Item 1.     Security and Issuer.

            This Amendment No. 1 amends the statement on Schedule 13D initially filed on February 19, 2003 (the "Schedule 13D") relating to the shares of common stock, par value $0.01 (the "Shares") of Liberate Technologies (the "Issuer"), a Delaware corporation whose principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070-6200. Except as specifically provided herein, this amendment does not modify any of the information previously reported on Schedule 13D.

Item 2.     Identity and Background.

            Subsections (b) and (c) of Item 2 are amended and restated in its entirety as set forth below.

            (b) The address of the principal office of Lockwood Funds and Lockwood Capital Advisors is c/o Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, Attention: Stuart D. Freedman, Esq. The business address of Mr. Lockwood is Liberate Technologies, 2 Circle Star Way, San Carlos, California 94070-6200.

            (c) The principal business of Lockwood Fund is serving as a private investment fund. The principal business of Lockwood Capital Advisors is serving as the Managing Member of Lockwood Fund. Mr. Lockwood is a professional investor in technology companies, the Managing Member of Lockwood Capital Advisors, and as of March 14, 2003, Mr. Lockwood has become a Strategic Consultant with the Issuer. He had also recently acted as Chief Executive Officer and President of InterTrust Technologies Corporation, which was recently sold to a joint venture between Phillips Electronics and Sony Corporation.

Item 3.     Source and Amount of Funds and Other Consideration.

            Item 3 is amended and restated in its entirety as set forth below.

            The Shares owned directly by Mr. Lockwood were purchased with personal funds and the options to purchase Shares owned directly by Mr. Lockwood were granted by the Issuer without payment. The Shares owned directly or indirectly by the other Reporting Persons were purchased with investable funds of Lockwood Fund.

Item 4.     Purpose of the Transaction.

            Item 4 is amended and restated in its entirety as set forth below.

            The Issuer granted to Mr. Lockwood, on March 14, 2003, options to purchase 1,300,000 Shares of the Issuer. The Issuer and Mr. Lockwood have agreed that Mr. Lockwood will act as a Strategic Consultant for the Issuer, with the understanding that Mr. Lockwood will become the Chairman of the Board of Directors and Chief Executive Officer of the Issuer following the Issuer's submission of its delinquent public filings.

CUSIP No. 530129105                 13D/A                  Page 6 of 23 Pages

            The Reporting Persons acquired the previously-acquired Shares for investment purposes based upon a determination that the shares presented an opportunity to realize significant capital appreciation. Each of the Reporting Persons may make further purchases of Shares from time to time and/or may dispose of any or all of the Shares held by him or it at any time. Except as noted above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in the Issuer, and may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Subsections (a) and (a)(i), (b)(i) and (c) of Item 5 are amended as set forth below.

            (a) Mr. Lockwood may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), in the aggregate, 12,087,067.67 Shares representing approximately 11.2% of the Shares outstanding. Lockwood Fund and Lockwood Capital Advisors each may be deemed to beneficially own, in the aggregate, 8,225,700 Shares, representing 7.6% of the Shares outstanding. The percentages used herein are calculated based upon 107,618,302 Shares outstanding as of June 30, 2002, as reported in the Issuer's Form 10-K for the period ending May 31, 2002, which is the most recently available annual or quarterly filing with the Commission containing information about the number of outstanding Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i)(D), for the sole purpose of calculating Mr. Lockwood's percentage of beneficial ownership of the Shares, 54,166.67 Shares, that may be beneficially owned by Mr. Lockwood by virtue of the fact that Mr. Lockwood will obtain the right to acquire beneficial ownership of such Shares through the vesting of options within the next sixty days, have been added to the total number of 107,618,302 outstanding Shares as of June 30, 2002, as reported on the Form 10-K for the period ending May 31, 2002.

                (i) Mr. Lockwood directly owns 3,807,201 Shares in an
Individual Retirement Account. Mr. Lockwood also may be deemed to beneficially own 54,166.67 Shares by means of a grant of options to purchase 1,300,000 Shares of the Issuer. Mr. Lockwood will obtain the right to acquire beneficial ownership of 54,166.67 of the Shares through the vesting of such options within the next sixty days. Mr. Lockwood additionally may be deemed to beneficially own 8,225,700 Shares in his capacity as the Managing Member of Lockwood Capital Advisors, which itself is the Managing Member of Lockwood Fund. Accordingly, Mr. Lockwood may be deemed to own beneficially the Shares held by all of the Reporting Persons.

            (b) (i) Mr. Lockwood has sole voting and dispositive power over 3,861,367.67 Shares and shared voting and dispositive power over 8,225,700 Shares.

CUSIP No. 530129105                13D/A                   Page 7 of 23 Pages

            (c) The trading dates, number of Shares purchased and the price per Share for all transactions related to Shares by the Reporting Persons since the filing of the Schedule 13D on February 19, 2003 are set forth in Schedule I hereto and are incorporated herein by reference. All options were granted by the Issuer without payment.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Item 6 is amended and restated in its entirety as set forth below.

            Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

            Mr. Lockwood has entered into an agreement with the Issuer whereby he has been granted, without payment, options to purchase 1,300,000 Shares. An equal portion of the options will vest monthly over a 48 month period, subject to accelerated vesting in certain circumstances.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

            There is filed herewith as Exhibit 1 a written agreement dated February 19, 2003 relating to joint filing as required by Rule 13d-1(k).

            There is filed herewith as Exhibit 2 a letter from the Chief Executive Officer of the Issuer to Mr. Lockwood, dated March 14, 2003, relating to the employment of Mr. Lockwood as a Strategic Consultant, with the understanding that Mr. Lockwood will become the Chairman of the Board of Directors and Chief Executive Officer of the Issuer following the Issuer's submission of its delinquent public filings.

            There is filed herewith as Exhibit 3 an Employee Retention Agreement, dated March 14, 2003, between the Issuer and Mr.
Lockwood.

            There is filed herewith as Exhibit 4 a Notice of Stock Option Grant, dated March 14, 2003, relating to the options to purchase 1,300,000 Shares granted by the Issuer to Mr. Lockwood.

            There is filed herewith as Exhibit 5 Purchaser Representations Regarding Acquisition of Options and Purchase of Shares, dated March 14, 2003, relating to the options to purchase 1,300,000 Shares granted by the Issuer to Mr. Lockwood.

CUSIP No. 530129105               13D/A                    Page 8 of 23 Pages

                                SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 14, 2003


                                /s/  David Lockwood
                                ------------------------------
                                 David Lockwood

                                 LOCKWOOD FUND LLC
                                 By: LOCKWOOD CAPITAL ADVISORS LLC, its
                                 Managing Member
                                 By: /s/  David Lockwood
                                        --------------------------
                                           David Lockwood, as
                                           Managing Member

                                 LOCKWOOD CAPITAL ADVISORS LLC
                                 By: /s/  David Lockwood
                                     -------------------------
                                           David Lockwood, as
                                           Managing Member

CUSIP No. 530129105               13D/A                    Page 9 of 23 Pages

                                 EXHIBIT 1

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

David Lockwood, Lockwood Fund LLC and Lockwood Capital Advisors LLC hereby agree that this Schedule 13D filed herewith and any amendments thereto relating to the holding of shares of Common Stock, $0.01 par value of Liberate Technologies is filed jointly on behalf of such persons.


DATED:  February 19, 2003


                                /s/  David Lockwood
                                ------------------------------
                                 David Lockwood

                                 LOCKWOOD FUND LLC
                                 By: LOCKWOOD CAPITAL ADVISORS LLC, its
                                 Managing Member
                                 By: /s/  David Lockwood
                                     --------------------------
                                           David Lockwood, as
                                           Managing Member

                                 LOCKWOOD CAPITAL ADVISORS LLC
                                 By: /s/  David Lockwood
                                     --------------------------
                                           David Lockwood, as
                                           Managing Member

CUSIP No. 530129105                  13D/A                Page 10 of 23 Pages

                                    EXHIBIT 2


David Lockwood
2798 Broadway
San Francisco, CA  94115

Dear David:

We are pleased to offer you employment as Strategic Consultant for Liberate Technologies, becoming Chief Executive Officer and Chairman of the Board of Directors upon Liberate's submission of its delinquent public filings. Your annual salary will be $250,000, less applicable withholding. Your bonus will be determined by the Compensation Committee of Liberate's Board of Directors, with timing and criteria to be mutually agreed. Your starting date will be March 14, 2003.

As an employee of Liberate Technologies, you will be eligible to participate in a number of company-sponsored benefits, including health and medical benefits. Subject to the approval of Liberate's Board of Directors or its Compensation Committee, Liberate will grant you an option to purchase 1.3 million shares of Liberate common stock at today's closing fair market value per share. As a condition of your receipt of the option grant, you will confirm your investment experience, your status as an "accredited investor", your receipt of all information you consider necessary and appropriate to make an investment decision, and any other representations appropriate under the securities laws. The option will vest monthly in equal increments upon the completion of each of the next 48 months of service. The option is granted outside of Liberate's 1999 Equity Incentive Plan (the "Plan") and its related agreements, but will be governed by the terms of the Plan, except that the Board and the Compensation Committee commit not to invoke Article 18.1(b) of the Plan, so that Article 18 will apply only if Liberate's independent auditors (and if they are not able to perform this evaluation, another nationally recognized accounting firm selected by Liberate) determines that you would receive a greater after-tax benefit if it reduced any payment or option vesting acceleration. Liberate will file an S-8 registration statement covering the exercise of the option as soon as reasonably practical following its filing of its delinquent public filings.

The option will vest fully in the event of a Change in Control (as defined in the Employee Retention Agreement entered into concurrently herewith between you and Liberate) of Liberate in which the acquiring or surviving entity fails within ten days prior to the closing thereof to make a written offer to you of continued employment for a period of at least one year that is located within 20 miles of your present location and has equal or greater: (i) responsibilities, title, and reporting relationship in the surviving entity and parent; (ii) total compensation (including salary, bonus and equity incentives); and (iii) office and support arrangements, and staff. As a condition of any such accelerated vesting, you and Liberate will sign a mutual waiver of claims (as set forth in the Employee Retention Agreement between the parties) at the time of the acceleration. In addition, in the event of a Change in Control that is followed within one year by your Actual or Constructive Termination (as defined in the Employee Retention Agreement), Liberate will pay you an amount equal to twice the sum of your total taxable

CUSIP No. 530129105                  13D/A                Page 11 of 23 Pages

compensation received in the prior fiscal year, with a minimum of $500,000 and up to a maximum of $750,000.

Your employment with Liberate is not for a specific term and can be terminated by you or by Liberate at any time for any reason, with or without cause. (We do ask employees, to the extent possible, to give us notice if they intend to resign.) Additionally, Liberate may take any other employment action at any time for any reason. This offer is contingent upon your executing Liberate's Proprietary Information Agreement, and providing legally required proof of your identity and eligibility to work in the United States.

We make every effort to maintain a great and rewarding work environment. If, however, a dispute arises, you and we agree to waive trial before a judge or jury and to arbitrate with the JAMS arbitration service any dispute relating to this agreement or to your recruitment, employment, or termination, except for claims relating to worker's compensation benefits, unemployment insurance, or intellectual property rights. The arbitrator's decision will include written findings of fact and law and will be final and binding except to the extent that judicial review is required by law. The American Arbitration Association's National Rules for the Resolution of Employment Disputes will govern the arbitration, except that the arbitrator will allow discovery authorized by the California Arbitration Act and any additional discovery necessary to vindicate a claim or defense. The arbitrator may award any remedy that would be available from a court of law. You may choose to hold the arbitration either in San Mateo County, California or the county where you worked when the arbitrable dispute first arose. You and we will share the arbitration costs equally (except that we will pay the arbitrator's fee and any other cost unique to arbitration) and each party will pay its own attorney's fees except as required by law. If either of us files any legal action or proceeding about a non-arbitrable matter, it will be instituted in a state or federal court located in Santa Clara or San Mateo County, California, and we and you submit to the personal jurisdiction of, and agree that venue is proper in, these courts.

To confirm your acceptance of this employment agreement, please sign and date this letter in the space provided below and return it to Temre Jenkins. A duplicate original is enclosed for your records. This letter and the Proprietary Information Agreement set forth the terms of your employment with Liberate. This agreement supersedes any prior representations or agreements between us, and it may be modified only by a document signed by you and by Liberate's Board of Directors. This offer, if not accepted, will expire on March 21, 2003.

Sincerely,

/s/ Mitchell Kertzman
Liberate Technologies
By:      Mitchell Kertzman
         Chief Executive Officer

I agree to and accept employment with Liberate Technologies on the terms set forth in this agreement.
/s/ David Lockwood                             March 14, 2003
-----------------------------------------------------------------------
David Lockwood                                      Date

CUSIP No. 530129105               13D/A                   Page 12 of 23 Pages

                                 EXHIBIT 3

                          EMPLOYEE RETENTION AGREEMENT

This Employee Retention Agreement (the "Agreement") is entered into between Liberate Technologies, 2 Circle Star Way, San Carlos, California ("Liberate") and David Lockwood ("you") as of March 14, 2003 (the "Effective Date").

PAYMENT UPON A TERMINATION EVENT. In order to secure your continued services, Liberate and you hereby agree as follows:

Upon a Termination Event, consisting of both:

(a) A Change in Control (as defined in EXHIBIT A to this Agreement, which is hereby incorporated into this Agreement) that is followed within one year by

(b) Your Actual or Constructive Termination, which will consist of Liberate's termination of your employment (other than for Cause, as defined below) or your resignation of your Liberate employment due to any of the following changes made without your written consent: (i) a reduction in the scope, level, or nature of your responsibilities;
          (ii) a reduction in your title or the level of your reporting relationship or authority in the surviving entity and parent; (iii) a reduction in the overall economic value of your compensation, equity incentives or benefits (including the failure to offer you in connection with such Change in Control at least as favorable economic value following such Change in Control as you had prior to such Change in Control), with the economic value of options in each case measured based on their intrinsic value; (iv) a material change in or failure to maintain your office or office equipment and services; (v) a material reduction in the number or level of your staff (other than your pro rata share of company-wide reductions); or (vi) the relocation of your principal place of employment beyond 30 miles from its current location ((a) and (b) together constituting a Termination Event),

Liberate will, within thirty days of the Termination Event, pay you twice your total taxable compensation for the prior fiscal year, with a minimum payment of $500,000 and a maximum payment of $750,000.

For these purposes, "Cause" consists of: (i) reckless or willful misconduct in the performance of your duties to Liberate; (ii) repeated unexplained or unjustified absence from Liberate; (iii) commission of any act of fraud, embezzlement, or dishonesty with respect to Liberate; (iv) intentional unauthorized use or disclosure of confidential information or trade secrets of Liberate (or any parent or subsidiary of Liberate); or (v) any other intentional misconduct that materially harms the business affairs of Liberate (or any parent or subsidiary). These provisions do not constitute all of the acts or omissions that may be grounds for dismissal for purposes other than this Agreement.

You will be solely responsible for any taxes that may be incurred as a result of such payments and Liberate will withhold applicable taxes from them.

CUSIP No. 530129105               13D/A                   Page 13 of 23 Pages

"GOLDEN PARACHUTE" LIMITATIONS ON ACCELERATED PAYMENTS. If Liberate's independent auditors (and if they are not able to perform this evaluation, another nationally recognized accounting firm selected by Liberate) determines that you would receive a greater after-tax benefit if it reduced any amount payable under this Agreement (for example, due to application of Section 4999 of the Internal Revenue Code relating to "excess parachute payments"), Liberate will pay you the reduced amount calculated to provide you with the maximum after-tax value. If the independent auditors subsequently determine that the correct amount differs from the amount paid to you, any under- or over-payment will be repayable within three months from the notice of the revised determination and bearing interest at the applicable federal rate (provided in section 7872(f)(2) of the Internal Revenue Code of 1986, as amended) from the date of the under- or over-payment.


ARBITRATION. The parties waive trial before a judge or jury and agree to arbitrate with the JAMS arbitration service any dispute relating to this agreement or your recruitment, employment, or termination, except for claims relating to worker's compensation benefits, unemployment insurance, or intellectual property rights. The arbitrator's decision will include written findings of fact and law and will be final and binding except to the extent that judicial review of arbitration awards is required by law. JAMS procedural rules will govern the arbitration, except that the arbitrator will allow discovery authorized by the California Arbitration Act and any additional discovery necessary to vindicate a claim or defense. The arbitrator may award any remedy that would be available from a court of law. You may choose to hold the arbitration either in San Mateo County, California or the county where you worked when the arbitrable dispute first arose. The parties will share the arbitration costs equally (except that Liberate will pay the arbitrator's fee and any other cost unique to arbitration) and will pay their own attorney's fees except as required by law or separate agreement. This Agreement is governed by the laws of the State of California without regard to its conflict-of-law rules.

MUTUAL RELEASE OF CLAIMS. As a condition of receiving the payments under this Agreement and upon such receipt thereof, each party releases the other from any claims against the other or against any affiliated persons or entities. This release includes, but is not limited to, any claims related to your employment with Liberate, and any claims under past or present laws or regulations, including original and amended versions of Title VII of the Civil Rights Act of 1964; the California Fair Employment and Housing Act; the Worker Adjustment and Retraining Notification Act; the California Constitution; the California Worker's Compensation Act; the Age Discrimination in Employment Act, the Older Workers' Benefit Protection Act; the Employee Retirement Income Security Act of 1974; the Family Medical Leave Act; the Americans with Disabilities Act; and the National Labor Relations Act. You confirm in connection with the above release that you are not aware of any such claims.

The parties understand and acknowledge that they may not currently know of losses or claims or may have underestimated the severity of losses. Part of the consideration provided by this Agreement was given in exchange for the release of such claims. The parties hereby waive any rights or benefits under California Civil Code Section 1542, which provides that:

CUSIP No. 530129105               13D/A                   Page 14 of 23 Pages

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with debtor.

MISCELLANEOUS. Should you die before receiving any payments otherwise earned under this Agreement, Liberate will make such payments to your estate. Other than specifically set forth above, nothing in this Agreement modifies your existing at-will employment relationship with Liberate or otherwise changes the terms of your employment agreement.

LIBERATE TECHNOLOGIES:                      YOU:

/s/ Mitchell Kertzman               /s/ David Lockwood
-------------------------           ----------------------
Mitchell Kertzman
Chief Executive Officer
Liberate Technologies

CUSIP No. 530129105               13D/A                   Page 15 of 23 Pages

                                EXHIBIT 4

                          NOTICE OF STOCK OPTION GRANT


You have been granted the following option to purchase Common Stock of Liberate Technologies ("Liberate"):


            Name of Optionee:             David Lockwood

            Total Number of Shares
            Covered by This Option        1,300,000

            Exercise Price Per Share:     $1.75

            Date of Grant:                March 14, 2003

            Vesting Commencement Date:    March 14, 2003

            Expiration Date:              March 14, 2013

            Vesting Schedule:             This option shall vest in equal
                                          monthly installments over 48 months
                                          commencing with the Vesting
                                          Commencement Date.

This option will fully vest upon a Termination Event, consisting of a Change in Control (as defined in the Employee Retention Agreement between you and Liberate) in which the acquiring or surviving entity fails within ten days prior to the closing thereof to make a written offer to you of continued employment for a period of at least one year that is located within 20 miles of your present location and has equal or greater: (i) responsibilities, title, and reporting relationship in the surviving entity and parent; (ii) total compensation (including salary, bonus and equity incentives); and (iii) office and support arrangements and staff. As a condition of any such acceleration, you and Liberate will sign a mutual waiver of claims (as set forth in the Employee Retention Agreement between the parties) at the time of the acceleration.

As a condition of such accelerated vesting, you agree to sign a mutual release of claims against Liberate (as set forth in the Employee Retention Agreement between the parties) as to any claims that may have arisen prior to the date of the acceleration.

By your signature and the signature of Liberate's representative below, you and Liberate agree that this option is granted outside of but subject to the terms and conditions of the 1999 Equity Incentive Plan (the "Plan") and the Stock Option Agreement, both of which are attached to and made a part of this document. You further agree that Liberate may deliver by email all documents relating to the Plan or this option (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that Liberate is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that Liberate

CUSIP No. 530129105               13D/A                   Page 16 of 23 Pages

may deliver these documents by posting them on a web site maintained by Liberate or by a third party under contract with Liberate. If Liberate posts these documents on a web site, it will notify you by email. You also agree that this option constitutes consideration for your agreement to comply with the policies set forth on Liberate's intranet site, and by signing below, you agree to comply with those policies.

OPTIONEE:                         LIBERATE TECHNOLOGIES

  /s/ David Lockwood              By: /s/ Mitchell Kertzman
 ---------------------               ------------------------
                                  Title: Chief Executive Officer
                                         Liberate Technologies
                                        -------------------------

CUSIP No. 530129105               13D/A                   Page 17 of 23 Pages

                      STOCK OPTION AGREEMENT TERMS


TAX TREATMENT        This option is intended to be a nonstatutory
                     stock option. It does not qualify as an incentive stock option under section 422 of the Internal Revenue
                     Code.

VESTING This option becomes exercisable in installments, as shown in the Notice of Stock Option Grant. No additional shares become exercisable after your service as an employee, consultant or director of Liberate or a subsidiary of Liberate has terminated for any reason.

TERM This option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Notice of Stock Option Grant. (It will expire earlier if your service terminates, as described below.)

REGULAR              If your service as an employee, consultant or director
TERMINATION          of Liberate or a subsidiary of Liberate terminates for any reason except death or total and permanent disability, then this option will expire at the close of business at Company headquarters on the date three months after your termination date. Liberate determines when your service terminates for this purpose.

DEATH If you die as an employee, consultant or director of Liberate or a subsidiary of Liberate, then this option will expire at the close of business at Company headquarters on the date six months after the date of death. During that six-month period, your beneficiary, heir or estate may exercise this option (to the extent that it was exercisable at the time of your death).

DISABILITY           If your service as an employee, consultant or
                     director of Liberate or a subsidiary of Liberate terminates because of your total and permanent disability, then this option will expire at the close of business at Company headquarters on the date 12 months after your termination date.

                     For all purposes under this Agreement, "total and permanent disability" means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

CUSIP No. 530129105               13D/A                   Page 18 of 23 Pages


LEAVES OF            For purposes of this option, your service does not
ABSENCE              terminate when you go on a military leave, a sick leave or another BONA FIDE leave of absence, if the leave was approved by Liberate in writing and if continued crediting of service is required by the terms of the leave or by applicable law. But your service terminates when the approved leave ends, unless you immediately return to active work.

RESTRICTIONS ON      Liberate will not permit you to exercise this option if the
EXERCISE             issuance of shares at that time would violate any law or
                     regulation.

NOTICE OF            When you wish to exercise this option, you must notify
EXERCISE             Liberate by filing the proper "Notice of Exercise" form at the address given on the form. Your notice must specify how many shares you wish to purchase. Your notice must also specify how your shares should be registered (in your name only or in your and your spouse's names as community property or as joint tenants with right of survivorship).
                     The notice will be effective when it is received by Liberate.

                     If someone else wants to exercise this option after your death, that person must prove to Liberate's satisfaction that he or she is entitled to do so.

FORM OF PAYMENT      When you submit your notice of exercise, you must include
                     payment of the option exercise price for the shares you are purchasing. Payment may be made in one (or a (or a combination of two or more) of the following forms:

                     o Your personal check, a cashier's check or a money order.

                     o Certificates for shares of Company stock that you own, along with any forms needed to effect a transfer of those shares to Liberate. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option exercise price. Instead of surrendering shares of Company stock, you may attest to the ownership of those shares on a form provided by Liberate and have the same number of shares subtracted from the option shares issued to you. However, you may not surrender, or attest to the ownership of, shares of Company stock in payment of the exercise price if your action would cause Liberate to recognize compensation expense (or additional compensation expense) with respect to this option for financial reporting purposes.

CUSIP No. 530129105               13D/A                   Page 19 of 23 Pages

                     o Irrevocable directions to a securities broker approved by Liberate to sell all or part of your option shares and to deliver to Liberate from the sale proceeds an amount sufficient to pay the option exercise price and any withholding taxes. (The balance of the sale proceeds, if any, will be delivered to you.) The directions must be given by signing a special "Notice of Exercise" form provided by Liberate.

                     o Irrevocable directions to a securities broker or lender approved by Liberate to pledge option shares as security for a loan and to deliver to Liberate from the loan proceeds an amount sufficient to pay the option exercise price and any withholding taxes. The directions must be given by signing a special
                          "Notice of Exercise" form provided by Liberate.

WITHHOLDING          You will not be allowed to exercise this option unless
TAXES AND STOCK      you make arrangements acceptable to Liberate to pay any
WITHHOLDING          withholding taxes that may be due as a result of the
                     option exercise. These arrangements may include withholding shares of Company stock that otherwise would be issued to you when you exercise this option. The value of these shares, determined as of the effective date of the option exercise, will be applied to the withholding taxes.

RESTRICTIONS ON      By signing this Agreement, you agree not to sell any
RESALE               option shares at a time when applicable laws, Company
                     policies or an agreement between Liberate and its underwriters prohibit a sale. This restriction will apply as long as you are an employee, consultant or director of Liberate or a subsidiary of Liberate.

TRANSFER OF          Prior to your death, only you may exercise this option.
OPTION               You cannot transfer or assign this option.  For instance,
                     you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, dispose of this option in your will or a beneficiary designation.

                     Regardless of any marital property settlement agreement, Liberate is not obligated to honor a notice of exercise from your former spouse, nor is Liberate obligated to recognize your former spouse's interest in your option in any other way.

RETENTION RIGHTS     Neither your option nor this Agreement gives you the right to be retained by Liberate or a subsidiary of Liberate in any capacity. Liberate and its subsidiaries reserve the right to terminate your service at any time, with or without cause.

CUSIP No. 530129105               13D/A                   Page 20 of 23 Pages


STOCKHOLDER RIGHTS   You, or your estate or heirs, have no rights as a
                     stockholder of Liberate until you have exercised this option by giving the required notice to Liberate and paying the exercise price. No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this option, except as described in the Plan.

ADJUSTMENTS          In the event of a stock split, a stock dividend or a
                     similar change in Company stock, the number of shares covered by this option and the exercise price per share may be adjusted pursuant to the Plan.

APPLICABLE LAW       This Agreement will be interpreted and enforced under the
                     laws of the State of Delaware (without regard to its choice-of-law provisions).

THE PLAN AND OTHER   While the Option is not issued under Liberate's 1999 Equity
AGREEMENTS           Incentive Plan (the "Plan"), it is governed by the terms of that Plan, which is incorporated in this Agreement by reference. The Board and the Compensation Committee will not to invoke Article 18.1(b) of the Plan, so that Article
                     18 will apply only if Liberate's independent auditors (and if they are not able to perform this evaluation, another nationally recognized accounting firm selected by Liberate) determines that you would receive a greater after-tax benefit if it reduced any payment or option vesting acceleration.

                     This Agreement and the Plan constitute the entire understanding between you and Liberate regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement, signed by both parties.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

CUSIP No. 530129105               13D/A                   Page 21 of 23 Pages

                                 EXHIBIT 5

    REPRESENTATIONS REGARDING ACQUISITION OF OPTION AND PURCHASE OF SHARES

In connection with the issuance and acquisition of option shares in connection with Liberate's offer of employment to the Purchaser, the Purchaser hereby represents and warrants to Liberate as follows:

(a) The Purchaser is acquiring and will hold the Purchased Shares for investment for his or her account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Exchange Act of 1934 ("Securities Act").

(b) The Purchaser understands that the Purchased Shares have not been registered under the Securities Act by reason of a specific exemption therefrom and that the Purchased Shares must be held indefinitely, unless they are subsequently registered under the Securities Act or the Purchaser obtains an opinion of counsel, in form and substance satisfactory to Liberate and its counsel, that such registration is not required. The Purchaser further acknowledges and understands that Liberate is under no obligation to register the Purchased Shares.

(c) The Purchaser is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. The Purchaser acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that Liberate has no plans to satisfy these conditions in the foreseeable future.

(d) The Purchaser will not sell, transfer or otherwise dispose of the Purchase Shares in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act. The Purchaser agrees that he or she will not dispose of the Purchased Shares unless and until he or she has complied with all requirements of this Agreement applicable to the disposition of Purchased Shares and he or she has provided Liberate with written assurances, in substance and form satisfactory to Liberate, that (A) the proposed disposition does not require registration of the Purchased Shares under the Securities Act or all appropriate action necessary for compliance with the registration requirements of the Securities Act or with any exemption from registration available under the Securities Act (including Rule 144) has been taken and (B) the proposed disposition will not result in the contravention of any transfer restrictions applicable to the Purchased Shares under state securities law.

CUSIP No. 530129105               13D/A                   Page 22 of 23 Pages

(e) The Purchaser has been furnished with, and has had access to, all information that he considers necessary or appropriate for deciding whether to invest in the Purchased Shares, and the Purchaser has had an opportunity to ask questions and receive answers from Liberate regarding Liberate's business, financial condition and results of operations as well as the terms and conditions of the issuance of the Purchased Shares.

(f) The Purchaser is aware that his or her investment in Liberate is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his or her financial condition, to hold the Purchased Shares for an indefinite period and to suffer a complete loss of his or her investment in the Purchased Shares.

(g) Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect.


Purchaser:

Name:  David Lockwood
      -------------------
Signature:  /s/ David Lockwood
           ---------------------
Date:  March 14, 2003
      --------------------

CUSIP No. 530129105                 13D/A                 Page 23 of 23 Pages

                                  Schedule I


                             Date of     Amount of Securities  Exercise Price
Reporting Person            Transaction       Involved           per Share

David Lockwood             March 14, 2003    54,166.67(1)         $1.75(2)



(1) Mr. Lockwood, as of March 14, 2003, may be deemed to have beneficial ownership of 54,166.67 Shares pursuant to the grant of 1,300,000 options by the Issuer on March 14, 2003, vesting in equal portions over 48 months.

(2) The options were granted by the Issuer without payment. The exercise price of the options is $1.75 per Share.